UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Precis, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

740184106
(CUSIP Number)

R&R Opportunity Fund, L.P.
330 Madison Ave, 27th Floor
New York, NY  10019
Attn:  Thomas G. Pinou
(212) 356-0509
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004319109

1.	Name of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).
R&R OPPORTUNITY FUND, L.P.  13-4106554
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)	[   ]
(b)	[   ]
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3.	SEC Use Only
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--

4.	Source of Funds (See Instructions)
WC
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--

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
[     ]
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--

6.	Citizenship of Place of Organization
New York
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Number of		7.	Sole Voting Power		665,550
Shares		-------------------------------------------
--
Beneficially	8.	Shared Voting Power		-0-
Owned by		-------------------------------------------
--
Each			9.	Sole Dispositive Power	665,550
Reporting		-------------------------------------------
--
Person With	10.	Shared Dispositive Power	-0-
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--

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person
665,550
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--

12.	Check if the Aggregate Amount in Row (11) Excluded
Certain Shares (See Instructions)
[    ]
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--

13.	Percent of Class Represented by Amount in Row (11)
5.46%
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--

14.	Type of Reporting Person (See Instructions)
PN
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ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No.1 to Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Precis, Inc. (the
"Issuer"). The address of the Issuer's principal executive offices is 2040 N. Highway 360 Grand Prairie, TX 75050.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a-c) This Statement is filed by R&R Opportunity
Fund,L.P.,
a New York limited partnership company. The principal business of R&R Opportunity Fund, L.P. is investing. The principal place of business of the Reporting Company is 330 Madison Ave, 27th
Floor, New York, NY 10017.

	(d) During the past five years, the Reporting Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) During the past five years, the Reporting Company has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

         R&R Opportunity Fund, L.P. utilized its own funds for the purchase of the shares of Common Stock. The aggregate purchase price of the shares of Common Stock was approximately
$2,275,715.50.


ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Company acquired the shares for investment purposes only. The Reporting Company does not have any present plans or proposals which relate to or would result in:

	(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

	(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board;

	(e) any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or
corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities and Exchange Act of 1934, as amended;
or

	(j)  any action similar to any of those enumerated above.

	Notwithstanding the foregoing, the Reporting Company reserves the right to acquire or dispose of additional securities as conditions permit. The Reporting Company will continue to review the status of its investment and reserve the right to change their intentions with respect to any or all of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         This Schedule 13D incorporates by reference the
Schedule 13D filed by R&R on April 28, 2005 and the information provided therein under Item 5 and amends the information provided therein under Item 5, paragraphs (a), (b) and (c), to read as follows:

         (a) As of April 28, 2005, R&R beneficially owned
665,550 shares (5.46%) of the Issuer's Common Stock.

         (b) As of April 28, 2005, R&R had the sole power to vote and dispose of 665,550 shares (5.46%) of the Issuer's
Common Stock.

         (c) During the last 60 days R&R engaged in thefollowing open market transactions:


Transaction
Quantity
Trade Date
Price
Purchase
10,000
4/18/2005
$1.50
Purchase
6,400
4/19/2005
$1.56
Purchase
5,000
4/20/2005
$1.65
Purchase
5,000
4/21/2005
$1.74
Purchase
1,800
4/22/2005
1.78
Purchase
15,000
4/25/2005
1.83
Purchase
7,000
4/26/2005
1.86
Purchase
10,000
4/27/2005
1.89














ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

	Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

	None


SIGNATURES

	After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 28, 2005



Signatures

R&R Opportunity Fund L.P.



Name/Title
Thomas G. Pinou, Chief Financial Officer